UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 2)

                  Under the Securities Exchange Act of 1934

                             PAMECO CORPORATION
                             ------------------
                              (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
               -----------------------------------------------
                       (Title of Class of Securities)

                                 697934107
                               --------------
                               (CUSIP Number)

                              J. William Uhrig
                         Three Cities Research, Inc.
                             650 Madison Avenue
                          New York, New York 10022
                               (212) 605-3206
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 1, 1999
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                             SCHEDULE 13D
CUSIP NO.  697934107
           ---------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity Ltd.

______________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /

                                                            (b) / /

______________________________________________________________________

3.   SEC USE ONLY

______________________________________________________________________

4.   SOURCE OF FUNDS

     WC
______________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

______________________________________________________________________ / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

_____________________________________________________________________

NUMBER OF                     7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                         1,850,000
OWNED BY
EACH                           ________________________________________
REPORTING
PERSON WITH                   8.   SHARED VOTING POWER

                                      -0-
                               ________________________________________

                              9.   SOLE DISPOSITIVE POWER

                                    1,850,000

                               _________________________________________

                              10.  SHARED DISPOSITIVE POWER

                                       -0-
                               __________________________________________

_______________________________________________________________
                                                           Page 2 of 6

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,850,000
     _________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES
     _________________________________________________________________   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.2%
     _________________________________________________________________


14.  TYPE OF REPORTING PERSON
     CO
     _________________________________________________________________

* Percentage based on 4,902,253 shares of Class A Common Stock shown as outstanding at January 8, 1999, on the Issuer's Report on Form 10-Q for its fiscal quarter ended November 30, 1998.

Amendment No. 2 to Schedule 13D
-------------------------------

This Amendment No. 2 amends the statement on Schedule 13D relating to the beneficial ownership by Quilvest American Equity Ltd., a British Virgin Islands international business company ("Quilvest") of shares of Class A Common Stock, par value $.01 per share, of Pameco Corporation, a Georgia corporation (the "Company"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.



Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        Item 3 is hereby amended and restated in its entirety to read as follows:

        On October 27, 1997, Quilvest purchased 50,000 shares of
        Class A Common Stock of the Company, at a price of $17.00 per share, which brought its total holdings to 195,000 shares of Class A Common Stock and 62,500 shares of Class B Common Stock, which is convertible at any time at the option of the holder into shares of Class A Common Stock. Since that date, Quilvest has made the following additional purchases of Class A Common
        Stock of the Company on the dates, in the amounts, and for the consideration set forth below:

               Date               Shares Acquired         Price Per Share
               ----               ---------------         ---------------

             10/28/97                   12,200              $17.00
             10/29/97                   37,800               17.00
             11/04/97                   36,500               16.75
             11/05/97                    1,100               16.75
             11/13/97                   12,400               16.75
             11/17/97                   20,000               16.50
             11/25/97                   20,000               16.00
             11/26/97                   22,500               15.75
             12/04/97                   30,000               15.50
             10/07/98                   30,000               14.00
             10/28/98                   20,000               14.00
             12/04/98                   20,000               13.50
             12/08/98                  100,000               10.584
             12/09/98                  100,000                9.00
             12/15/98                  100,000                8.75
             01/29/99                   46,283                8.61
             02/05/99                   50,000                8.10
             03/16/99                   50,000                5.75
             03/17/99                   50,000                5.50

             04/01/99                   50,000                5.50

        In addition, Quilvest acquired 783,717 additional shares of Class B Common Stock of the Company, in the first week of September 1998, when one entity in which it had an ownership interest distributed such shares to Quilvest and its other investors. Until the distribution, Quilvest had no right to vote or dispose of such shares of Class B Common Stock.

        Quilvest obtained the funds for all purchases from its own resources.

        As of May 10, 1999, Quilvest beneficially owns 1,850,000 shares of the Company's Class A Common Stock, consisting of 1,003,783 shares of Class A Common Stock and 846,217 shares of Class B Common Stock.


Item 4. Purpose of the Transaction.
        ---------------------------

        Item 4 is hereby amended and restated in its entirety to read as follows:

        Quilvest acquired beneficial ownership of all such shares of Class A and Class B Common Stock for investment and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

        Except as described above, Quilvest has no plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j)  Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) After giving effect to the transactions described in Item 3, as of May 10, 1999, Quilvest owned 1,003,783 shares of Class A Common Stock and 846,217 shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the option of Quilvest. These shares represent 32.2% of the outstanding shares of Class A Common Stock of the Company.

          (b) Quilvest has sole power to vote, direct the vote of, dispose of or direct the disposition of any and all shares of the Class A and B Common Stock held by Quilvest.

          (c) Except as described in Item 3, to the best knowledge of Quilvest, none of the persons, other than Quilvest, listed in Item 2(a) has effected any transaction in the Class A Common Stock of the Company within the past 60 days. In the last 60 days, Quilvest purchased or otherwise acquired shares of the Class A and B Common Stock on the dates, in the amounts and at the prices set forth in
        Item 3. Except where noted, all of such purchases were made on the open market.

          (d) Except as set forth in this Item 5, to the best knowledge of Quilvest, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Quilvest, the board of directors of QV may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of Class A and B Common Stock owned by Quilvest.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        Exhibit 1:  Power of Attorney


     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          May 10, 1999
     --------------------------------


      /s/ J. William Uhrig
Name:  J. William Uhrig
Title:   Attorney-in-Fact